SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the calendar year ended December 31, 1999

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 0-30270

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                         WITCO CORPORATION
                   EMPLOYEE RETIREMENT SAVINGS PLAN
                         ONE AMERICAN LANE
                        GREENWICH, CT  06831

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                        Crompton Corporation
                         One American Lane
                     Greenwich, Connecticut  06831




                      WITCO CORPORATION EMPLOYEE
                       RETIREMENT SAVINGS PLAN
                         Financial Statements
                      and Supplemental Schedules

                      December 31, 1999 and 1998

              (With Independent Auditors' Report Thereon)




         WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN


                         Table of Contents

                                                          Page

Independent Auditors' Report                                1

Financial Statements:

Statements of Net Assets Available for Benefits,
 (Modified Cash Basis) as of December 31, 1999 and 1998     2

Statements of Changes in Net Assets Available for
 Benefits (Modified Cash Basis) for the Years Ended
 December 31, 1999 and 1998                                 3

Notes to Financial Statements (Modified Cash Basis)       4-7

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End
 of Year                                                    8


Other schedules are omitted because of the absence of conditions under which they are required.




Independent Auditors' Report


Management and Employees of Crompton Corporation:
We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Witco Corporation Employee Retirement Savings Plan (the "Plan") as of December 31, 1999, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, information regarding the Plan's assets available for benefits (modified cash basis) as of December 31, 1999, and changes therein (modified cash basis) for the year then ended, on the basis of accounting described in Note 1.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets held for investment purposes at end of year as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         /s/KPMG LLP




Stamford, Connecticut
June 16, 2000









                       Report of Independent Auditors


Management and Employees of Witco Corporation

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Witco Corporation Employee Retirement Savings Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 1998, and changes therein (modified cash basis) for the year then ended, on the basis of accounting described in Note 1.



                                     /s/Ernst & Young LLP




Stamford, Connecticut
June 18, 1999


WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 1999 and 1998




Assets                                                    1999           1998

Investments at fair value:
 CK Witco Common Stock Fund                     $   10,652,845 $   10,211,683

 Mutual Funds                                      170,211,618    162,605,992

Participant Loans Receivable                         2,343,588      3,063,427

Net assets available for benefits               $  183,208,051 $  175,881,102


See accompanying notes to financial statements.




WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Years ended December 31, 1999 and 1998





                                                           1999          1998

Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments $  17,480,735 $     270,208
    Dividends                                        13,398,827    11,555,878
                                                     30,879,562    11,826,086
  Contributions:
    Participants                                      9,287,431    10,346,533
    Employer                                          2,680,416     2,871,985
                                                     11,967,847    13,218,518

  Loan repayments                                        80,618       298,351

    Total additions                                  42,928,027    25,342,955

Deductions from net assets attributed to:
  Withdrawals                                       (35,533,218)  (20,301,109)
  Administrative expenses                               (67,860)     (124,421)

    Total deductions                                (35,601,078)  (20,425,530)

    Net increase                                      7,326,949     4,917,425

Net assets available for benefits
  at beginning of year                              175,881,102   170,963,677

Net assets available for benefits
  at end of year                                  $ 183,208,051 $ 175,881,102


See accompanying notes to financial statements.





        WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements
                        (Modified Cash Basis)

                     December 31, 1999 and 1998


(1)  Significant Accounting Policies

     Accounting Basis

     The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest income and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

     Investment Valuation

     Investments are stated at fair value. Fair value is determined by quoted market prices, if an active market exists, or redemption values, which approximate market value.

     Gains/(Losses)

     The change in the difference between the fair value and the cost of investments is reflected as unrealized gains/(losses) in the aggregate fair value of investments. Realized gains and losses on the disposal of investments are calculated as the difference between the proceeds received and the cost of investments sold. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


(2)  Description of the Plan

     The Witco Corporation Employee Retirement Savings Plan (the "Plan") is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Witco Corporation and subsidiary companies ("Witco" or the "Company") in following a systematic savings program. Fidelity Investments is the trustee and recordkeeper of the Plan.

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     An employee becomes eligible to participate in the Plan on the first day of the month following 31 days of service. The Company's matching contribution is 50% of the basic employee contributions up to 6% of their base salary except for certain collective bargaining employees whose participation is based upon the terms of their respective collective bargaining agreements. In addition, employees may elect to make supplementary after-tax and pre-tax contributions of 1% to 9% of their base salary except for certain collective bargaining employees who are limited based upon the terms of their respective collective bargaining agreements.

     The Plan permits pre-tax and after-tax contributions by participants. Certain collective bargaining employees are excluded from making after-tax contributions. Participants may direct the pre-tax contributions and after-tax contributions, including Company matching contributions, to be invested in one or more of ten funds. The ten funds include a CK Witco Common Stock Fund, and various diversified bond and equity funds as described below.

     CK Witco Common Stock Fund   invests primarily in CK Witco
company stock, and a portion in money market instruments for liquidity.

     Managed Income Portfolio II   is a stable value fund. It
seeks to provide a competitive level of income over time while preserving the value of investments by purchasing investment contracts issued by major insurance companies and banks and short-term instruments.

     Fidelity Magellan Fund   is a growth fund. It seeks long-
term capital appreciation by investing in the stocks of well-known and lesser known foreign and domestic companies.

     Fidelity Asset Manager Fund   is an asset allocation fund.
It seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term and money market instruments.

     Fidelity International Growth and Income Fund   seeks
capital growth and current income, by investing principally in foreign equity securities.

     Fidelity Equity Income Fund   is a growth and income fund.
It seeks reasonable income by investing in income-producing equity securities. The Fund tries to achieve a yield that exceeds the composite yield on securities composing the S&P 500.

     Fidelity Asset Manager: Growth Fund   is an asset allocation
fund. It seeks to maximize total return over the long-term by allocating its assets among and across domestic and foreign stocks, bonds and short-term and money market instruments.

     Fidelity Growth Company Fund   is a growth fund. It seeks
long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks.

     Fidelity Asset Manager: Income Fund   is an asset allocation
fund. It seeks a high level of current income by allocating its assets among domestic and foreign stocks, bonds and short-term and money market instruments.

     Fidelity Institutional Short Intermediate Government Fund is an income fund. It seeks a high level of current income consistent with preservation of principal by investing exclusively in U.S. government securities.

     Participants are immediately vested in contributions made by them and become fully vested in the contributions made by the Company after they have completed three consecutive years of participation in the Plan or five years of service to the Company. All former Sherex participants are immediately vested in contributions made by the Company. Participants who have been terminated for reasons beyond their own control become fully vested in the Company's contributions upon their termination. Non-vested contributions by the Company which have been forfeited by participants are applied to reduce future contributions by the Company. Terminated participants whose account balance is in excess of $5,000 may elect to defer receipt of such amounts until the required distribution date.

     Employees participating in the Plan will not be subject to federal income tax on amounts contributed to the Plan by the Company and earnings allocated to their accounts until such time that their participating interest in the Plan is distributed to them. The Plan provides that participants may elect to have their pre-tax contributions, subject to certain limitations, excluded from taxable income pursuant to Section 401(k) of the Internal Revenue Code.

     Employees are permitted to make hardship withdrawals if certain criteria are met. Only one hardship withdrawal a year is permitted.

     Employees may borrow up to the lesser of $50,000 or 50% of their vested account balance at an interest rate of 1% above prime. Loan repayments are made automatically through payroll deductions.

     The Company, by action of its Board of Directors, may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. While the Company has not expressed any intent to discontinue, terminate or curtail the Plan, the Company may terminate or amend the Plan for any reason, at any time, provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be nonforfeitable.


(3)  Income Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated December 14, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Employee Benefits Committee of the Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax exempt.


(4)  Investments

     The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                          December 31
                                      1999           1998

CK Witco Common Stock Fund       $ 10,652,845   $ 10,211,683
Managed Income Portfolio II        43,026,643     50,905,087
Fidelity Magellan Fund             46,251,874     39,533,984
Fidelity Asset Manager Fund        14,392,731     14,521,967
Fidelity Equity Income Fund        16,236,749     21,109,390
Fidelity Growth Company Fund       28,624,425     15,230,895


(5)  Other Disclosures

     On September 1, 1999, Witco and Crompton & Knowles Corporation ("C&K") announced their agreement to merge. Under the agreement, each share of C&K common stock was converted into one share of CK Witco Corporation common stock and each share of Witco common stock was exchanged for 0.9242 shares of common stock of CK Witco Corporation.

     On April 25, 2000, CK Witco Corporation changed its name to
Crompton Corporation.




WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 1999



                                Description of
                             investment including
                                maturity date,
Identity of issue,            rate of interest,
borrower, lessor               collateral, par,                 Current
or similar party              or maturity value                  value

*CK Witco Corporation    Common Stock Fund                   $  10,652,845
*Fidelity Investments    Managed Income Portfolio II            43,026,643
*Fidelity Investments    Magellan Fund                          46,251,874
*Fidelity Investments    Asset Manager Fund                     14,392,731
*Fidelity Investments    International Growth and
                           Income Fund                           7,856,281
*Fidelity Investments    Equity Income Fund                     16,236,749
*Fidelity Investments    Asset Manager: Growth Fund              7,297,753
*Fidelity Investments    Growth Company Fund                    28,624,425
*Fidelity Investments    Asset Manager: Income Fund              1,448,159
*Fidelity Investments    Institutional Short - Intermediate
                           Government Fund                       5,077,003
*Participant Loans       Loans made to Plan participants
                           with maturity dates ranging
                           from January, 2000 to November,
                           2014 and interest rates ranging
                           from 7% to 10%                        2,343,588

                                                             $ 183,208,051

*Represents a party in interest.





                          SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              WITCO CORPORATION
                              EMPLOYEE RETIREMENT SAVINGS PLAN





Date: June 28, 2000              By:/s/Peter Barna
                                       Peter Barna
                                       Senior Vice President &
                                       Chief Financial Officer